UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F   ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: September 11, 2014	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

FORM 8 (OPD)

PUBLIC OPENING POSITION DISCLOSURE BY A PARTY TO AN OFFER

Rules 8.1 and 8.2 of the Takeover Code (the “Code”)

1.	KEY INFORMATION

(a)	Identity of the party to the offer making the disclosure:	CSR PLC

(b)	Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	N/A

(c)	Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each party to the offer	CSR PLC

(d)	Is the party to the offer making the disclosure the offeror or the offeree?	OFFEREE

(e)	Date position held:	11/09/14

(f)	Has the party previously disclosed, or is it today disclosing, under the Code in respect of any other party to this offer?	NO

2.	POSITIONS OF THE PARTY TO THE OFFER MAKING THE DISCLOSURE

(a)	Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates

Class of relevant security:	ORD 0.1P (excluding treasury shares)
	Interests		Short positions
	Number	%	Number	%

(1) Relevant securities owned and/or controlled:

(2) Derivatives (other than options):

(3) Options and agreements to purchase/sell:

TOTAL:

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b)	Rights to subscribe for new securities

Class of relevant security in relation to which subscription right exists:	NONE
Details, including nature of the rights concerned and relevant percentages:	NONE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(c)	Irrevocable commitments and letters of intent

Details of any irrevocable commitments or letters of intent procured by the party to the offer making the disclosure or any person acting in concert with it (see Note 3 on Rule 2.11 of the Code):

NONE

3.	POSITIONS OF PERSONS ACTING IN CONCERT WITH THE PARTY TO THE OFFER MAKING THE DISCLOSURE

3.1	Shares held by the directors of CSR plc

Details of any interests, short positions and rights to subscribe of any person acting in concert with the party to the offer making the disclosure:

SHARE OF ORD 0.1P SHARES (excluding treasury shares)

	Number	%
Jozef van Beurden	324,173	0.20
Ronald Mackintosh	112,115	0.07
Anthony Carlisle	19,000	0.01
Walker Boyd	7,000	0.00
Will Gardiner	292,702	0.18
Christopher Ladas	82,341	0.05
Christopher Stone	12,286	0.01
Levy Gerzberg	31,840 (7,960 ADS)*	0.02
Teresa Vega	3,000 (750 ADS)*	0.00
TOTAL:	884,457	0.54

*	Shares held in the form of American Depository Shares (“ADS”). 1 ADS is equivalent to 4 ordinary shares.

3.2	Rights to subscribe in ordinary shares of CSR plc held by the directors of CSR plc

Details of any interests, short positions and rights to subscribe of any person acting in concert with the party to the offer making the disclosure:

RIGHTS TO SUBSCRIBE TO ORDINARY 0.1P SHARES

Share awards

Director	Number of 0.1p ordinary shares			Vesting Period

Jozef van Beurden	138,485			26.03.2013 – 26.03.2015

Jozef van Beurden	86,549			08.05.2014 – 22.03.2016

Will Gardiner	104,419			26.03.2013 – 26.03.2015

Will Gardiner	60,773			08.05.2014 – 22.03.2016

Christopher Ladas	68,140			26.03.2013 – 26.03.2015

Christopher Ladas	37,767			08.05.2014 – 22.03.2016

Share options

Director	Number of 0.1p ordinary shares	Performance Period (unless stated vesting period)		Exercise Period

Jozef van Beurden	14,018	06.09.2011 – 06.09.2014		06.09.2014 – 06.09.2021

Jozef van Beurden	471,963	06.09.2011 – 06.09.2014		06.09.2014 – 06.09.2021

Jozef van Beurden	420,202	21.03.2012 – 21.03.2015		21.03.2015 – 21.03.2022

Jozef van Beurden	127,685	26.03.2013 – 26.03.2016		26.03.2016 – 26.03.2023

Jozef van Beurden	90,419	14.08.2014 – 14.08.2017		14.08.2017 – 14.08.2024

Jozef van Beurden	4,482	20.03.2012 – 01.05.2015 (Vesting period	)	01.05.2015 – 31.10.2015

Jozef van Beurden	2,068	01.07.2014 – 01.07.2017 (Vesting period	)	01.07.2017 – 31.12.2017

Will Gardiner	14,018	06.09.2011 – 06.09.2014		06.09.2014 – 06.09.2021

Will Gardiner	352,416	06.09.2011 – 06.09.2014		06.09.2014 – 06.09.2021

Will Gardiner	316,836	21.03.2012 – 21.03.2015		21.03.2015 – 21.03.2022

Will Gardiner	96,276		26.03.2013 – 26.03.2016		26.03.2016 – 26.03.2023
Will Gardiner	63,490		14.08.2014 – 14.08.2017		14.08.2017 – 14.08.2024
Will Gardiner	4,482		20.03.2012 – 01.05.2015 (Vesting period	)	01.05.2015 – 31.10.2015
Will Gardiner	2,068		01.07.2014 – 01.07.2017 (Vesting period	)	01.07.2017 – 31.12.2017
Christopher Ladas	14,018		06.09.2011 – 06.09.2014		06.09.2014 – 06.09.2021
Christopher Ladas	218,038		06.09.2011 – 06.09.2014		06.09.2014 – 06.09.2021
Christopher Ladas	204,244		21.03.2012- 21.03.2015		21.03.2015- 21.03.2022
Christopher Ladas	64,961		26.03.2013 – 26.03.2016		26.03.2016 – 26.03.2023
Christopher Ladas	38,971		14.08.2014 – 14.08.2017		14.08.2017 – 14.08.2024
Levy Gerzberg	46,956 (11,739 ADS	)*	Fully vested		Lapse date: 26.04.2017
Levy Gerzberg	185,280 (46,320 ADS	)*	Fully vested		Lapse date: 26.04.2017
Levy Gerzberg	25,716 (6,429 ADS	)*	Fully vested		Lapse date: 28.04.2020
Levy Gerzberg	244,012 (61,003 ADS	)*	Fully vested		Lapse date: 09.05.2021
Levy Gerzberg	152,404 (38,101 ADS	)*	Grant date: 10.05.2011 Not yet vested

*	Shares held in the form of American Depository Shares (“ADS”). 1 ADS is equivalent to 4 ordinary shares.

3.3	Shares interests of connected advisors

Details of any interests, short positions and rights to subscribe of any person acting in concert with the party to the offer making the disclosure:

(GS) Goldman, Sachs & Co.

SHARE OF ORD 0.1P SHARES (excluding treasury shares)

	Interests		Short positions
	Number	%	Number	%
Relevant securities owned and/or controlled:	180 held as ordinary shares and 4,724 in the form of ADS (1,181 ADS)*	0.00	192 (48 ADS)*	0.00
TOTAL:	4,904	0.00	192	0.00

*	Shares held in the form of American Depository Shares (“ADS”). 1 ADS is equivalent to 4 ordinary shares.

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3 for each additional class of relevant security.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

4.	OTHER INFORMATION

(a)	Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer making the disclosure or any person acting in concert with it:

If there are no such agreements, arrangements or understandings, state “none”

NONE

(b)	Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer making the disclosure, or any person acting in concert with it, and any other person relating to:

(i)	the voting rights of any relevant securities under any option; or
(ii)	the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:

If there are no such agreements, arrangements or understandings, state “none”

NONE

(c)	Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	NO
Supplemental Form 8 (SBL)	NO

Date of disclosure:	11 September 2014
Contact name:	Brett Gladden
Telephone number:	+44 (0) 1223 692168

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk. The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

11 September 2014

CSR plc (“CSR”)

Disclosure of Issued Shares Pursuant to Rule 2.10

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the “Code”), CSR confirms that, as at the date of this announcement, it has 185,006,278 ordinary shares of 0.1 pence admitted to trading on the main market of the London Stock Exchange under the International Securities Identification Number (“ISIN”) GB0034147388. 19,939,990 shares are held in Treasury.

CSR has an American Depositary Receipts (“ADR”) programme for which JPMorgan Chase acts as Depositary. 1 ADR represents 4 ordinary shares of CSR. The ADRs trade on the NASDAQ Global Select Market of NASDAQ Stock Market LLC. The trading symbol for these securities is CSRE and the ISIN is US12640Y2054.

The total number of shares attracting voting rights in CSR is therefore 165,066,288. This figure may be used by shareholders to determine the percentage of issued share capital they hold in CSR.

Enquiries:

CSR: Will Gardiner, Chief Financial Officer +44 (0) 1223 692 000

FTI Consulting: Charlie Palmer +44 (0) 20 3727 1000